FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of August, 2002

ALLIANCE ATLANTIS COMMUNICATIONS INC.
(Translation of registrant's name into English)

121 Bloor Street E., Suite 1500
Toronto, Ontario M4W 3M5
(Address of Principal Executive Offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.]

Form 20-F ______ Form 40-F __X__

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ______ No __X__

EXHIBIT INDEX

EXHIBIT A	Management Information Circular of the Registrant dated August 15, 2002, issued in connection with the September 25, 2002 Annual and Special Meeting of Shareholders
EXHIBIT B	Notice of the Registrant dated August 15, 2002, issued in connection with the September 25, 2002 Annual and Special Meeting of Shareholders
EXHIBIT C	Form of Proxy for the Class A share Holders issued in connection with the September 25, 2002 Annual and Special Meeting of Shareholders

EXHIBIT A

ALLIANCE ATLANTIS COMMUNICATIONS INC.

NOTICE AND
MANAGEMENT PROXY CIRCULAR

FOR THE
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
SEPTEMBER 25, 2002

August 15, 2002

ALLIANCE ATLANTIS

ALLIANCE ATLANTIS COMMUNICATIONS INC.
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting of the shareholders of Alliance Atlantis Communications Inc. (the "Corporation") will be held on Wednesday, the 25th day of September, 2002 at 10:00 a.m. at The Design Exchange, 234 Bay Street, Toronto, Ontario, Canada, for the following purposes:

1. to receive the financial statements of the Corporation for the fiscal year ended March 31, 2002 together with the report of the auditors thereon;
2. to elect directors for the ensuing year;
3. to appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;
4. to consider, and if deemed advisable, to pass an ordinary resolution (the "Resolution"), the full text of which is set forth in Schedule "A" to the accompanying management proxy circular, confirming By-Law No. 8 as the new general by-law of the Corporation and repealing By-Law Nos. 6 and 7; and
5. to transact such other business as may properly come before the meeting or any adjournment thereof.

DATED at Toronto, Ontario this 15th day of August, 2002.

By Order of the Board of Directors

PAUL LABERGE
Senior Vice-President, Corporate Development,
General Counsel and Corporate Secretary

If you are not able to be present at the meeting, please exercise your right to vote by signing and returning the enclosed form of proxy to Computershare Trust Company of Canada at 100 University Avenue, 11th Floor, Toronto, Ontario M5J 2Y1, Canada, not later than 5.00 p.m. on September 23, 2002 or, if the meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned meeting.

TABLE OF CONTENTS

ALLIANCE ATLANTIS COMMUNICATIONS INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
SEPTEMBER 25, 2002

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

The information contained in this management proxy circular (the "Circular") is furnished in connection with the solicitation of proxies to be used at the annual and special meeting of shareholders (the "Meeting") of Alliance Atlantis Communications Inc. (the "Corporation") to be held on Wednesday, the 25th day of September, 2002 at 10:00 a.m. Toronto time at The Design Exchange, 234 Bay Street, Toronto, Ontario, Canada, and at all adjournments of the Meeting, for the purposes set forth in the accompanying notice of meeting. It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by employees of the Corporation. **The solicitation of proxies by this Circular is being made by or on behalf of the management of the Corporation and the total cost of the solicitation will be borne by the Corporation.** The information contained in this Circular is given as at August 15, 2002, except where otherwise noted.

Availability of Documents

Copies of the Corporation's latest annual information form (together with the documents incorporated therein by reference), the consolidated balance sheets at March 31, 2002 and 2001 and consolidated statements of earnings, retained earnings and cash flows for each of the years in the three year period ended March 31, 2002 (the "2002 Financial Statements") together with the report of the auditors thereon, management's discussion and analysis of the Corporation's financial condition and results of operations for the fiscal years ended March 31, 2002, 2001 and 2000, the interim financial statements of the Corporation for periods subsequent to the end of the Corporation's fiscal year ended March 31, 2002, and this Circular are available upon request and without charge to the security holders of the Corporation from the Corporate Secretary of the Corporation.

Appointment of Proxies

The persons named in the enclosed form of proxy are representatives of management of the Corporation and are directors and officers of the Corporation. **Only holders of Class A Voting Shares ("Class A Shares") are entitled to vote at the Meeting. Holders of Class A Shares who wish to appoint some other person to represent such shareholder at the Meeting may do so by inserting such person's name in the blank space provided in the relevant form of proxy. Such other person need not be a shareholder of the Corporation.**

To be valid, proxies must be deposited with Computershare Trust Company of Canada at 100 University Avenue, 11th Floor, Toronto, Ontario M5J 2Y1, Canada, not later than 5.00 p.m. on September 23, 2002 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned meeting. If you have any questions with respect to your proxy and you are a registered shareholder, you may e-mail your questions to Computershare Trust Company of Canada at caregistryinfo@computershare.com.

Form of Proxy for Class A Shareholders

The form of proxy forwarded to holders of Class A Shares affords the shareholder the opportunity to specify whether the Class A Shares registered in the shareholder's name will be:

(a) voted or withheld from voting in respect of the election of directors;

(b) voted or withheld from voting in respect of the appointment of auditors at a remuneration to be fixed by the directors; and

(c) voted for or against a resolution confirming By-Law No. 8 as the new general by-law of the Corporation and repealing By-Law Nos. 6 and 7.

Attendance and Voting

Only registered holders of Class A Shares of the Corporation, or the persons they appoint as their proxies, are permitted to attend, speak at and vote on all matters that may properly come before the Meeting. Each Class A Share entitles the holder to one vote for each Class A Share held. Registered holders of the Corporation's Class B Shares are permitted solely to attend and speak at the Meeting.

Non-Registered Holders

In many cases, Class A Shares and Class B Shares of the Corporation beneficially owned by a holder (a "Non-Registered Holder") are registered either:

(a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101, the Corporation has distributed copies of the notice of meeting, this Circular, the form of proxy for Class A Share holders and the Corporation's annual report containing the 2002 Financial Statements (collectively, the "meeting materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Typically, Intermediaries will use a service company (such as ADP Independent Investor Communications Corporation) to forward the meeting materials to Non-Registered Holders. Generally, Non-Registered Holders of Class A Shares who have not waived the right to receive meeting materials will *either*:

(a) be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need *not* be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Computershare Trust Company of Canada at 100 University Avenue, 11th Floor, Toronto, Ontario, M5J 2Y1, Canada, as described above; or

(b) more typically, be given a voting instruction form which must be completed and signed by the Non-Registered Holder of Class A Shares in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone).

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. **Please note that Class B Share holders are permitted solely to attend and speak at the Meeting, but may not vote in respect of any resolution.** Should a Non-Registered Holder of Class A Shares who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. ***In either case, Non-Registered Holders of Class A Shares should carefully follow the instructions of their Intermediaries and their service companies.***

Revocation

A registered shareholder who has given a proxy may revoke the proxy:

(a) by completing and signing a proxy bearing a later date and depositing it with Computershare Trust Company of Canada as described above; or

(b) by depositing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing

  (i) at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of the Meeting, at which the proxy is to be used, or

  (ii) with the chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment of the Meeting; or

(c) in any other manner permitted by law.

A Non-Registered Holder of Class A Shares may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

VOTING OF PROXIES

The management representatives designated in the enclosed forms of proxy will vote or withhold from voting the shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. **In the absence of such direction, such shares will be voted by the management representatives:**

(a) **FOR the election of directors;**

(b) **FOR the appointment of auditors; and**

(c) **FOR the confirmation of By-Law No. 8 and the repeal of By-Law Nos. 6 and 7.**

The enclosed forms of proxy confer discretionary authority upon the management representatives with respect to amendments to matters identified in the notice of meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, the management of the Corporation knows of no such amendments or other matters.

VOTING SHARES

On August 15, 2002, the Corporation had outstanding 3,775,752 Class A Shares and 38,923,056 Class B Shares. Each holder of Class A Shares of record at the close of business on August 9, 2002, the record date (the "Record Date") established for notice of the Meeting and for voting in respect of the Meeting will be entitled to one vote for each Class A Share held on all matters proposed to come before the Meeting. On August 9, 2002, the Record Date, the Corporation had outstanding 3,775,752 Class A Shares and 38,923,056 Class B Shares. Holders of Class B Shares may attend and speak at the Meeting, but may not vote in respect of any of the matters to come before the Meeting.

AUTHORIZED CAPITAL

The authorized capital of the Corporation consists of an unlimited number of Class A Shares and an unlimited number of Class B Shares. Formerly, the Corporation was authorized to issue 1,855,662 preferred shares, 275,000 Class C Shares (the "Class C Shares") and one Class D Special Non-Voting Share (the "Class D Share"). The preferred shares were issued on September 21, 1998 and redeemed in September of 1999. On September 21, 2001, in accordance with the conditions attaching to the Class C Shares, all Class C Shares which remained outstanding were automatically converted into Class B Shares on the basis of 20 Class B Shares for each Class C Share. The Class D Share was issued in September 1999 and converted into one Class B Share in January 2001. No further preferred shares, Class C Shares or Class D Shares are authorized.

DESCRIPTION OF THE CORPORATION'S SHARE CAPITAL

Class A Shares and Class B Shares

Voting Rights — The Class A Shares entitle the holders thereof to one vote per share. The Class B Shares do not entitle the holders thereof to any votes at meetings of shareholders of the Corporation, subject to the condition that the Class B Shares entitle the holders thereof to one vote per share on any vote in respect of the liquidation, dissolution or winding-up of the Corporation or the sale, lease or exchange of all or substantially all of its property and as otherwise provided by law.

Payment of Dividends — The holders of Class A Shares and Class B Shares participate equally with each other in respect of the payment of dividends, including the amount per share of the dividend.

Distribution of Assets — The Class A Shares and Class B Shares rank equally with each other in respect of the return of capital in the event of the liquidation, dissolution or other distribution of assets of the Corporation for the purpose of winding up its affairs.

Preservation of Rights — If either of the Class A Shares or Class B Shares are subdivided, consolidated, reclassified or otherwise changed, appropriate adjustments shall be made at the same time to the rights attaching to the shares of the other class to ensure the preservation of the rights of each class in relation to those of the other.

Conversion Rights — Each Class A Share is convertible at any time, at the holder's option, into one fully paid and non-assessable Class B Share.

If an offer (the "Offer") is made to purchase Class A Shares and the Offer is one which must, pursuant to applicable securities legislation or the rules of a stock exchange on which the Class A Shares are then listed, be made to all or substantially all of the holders of Class A Shares in a province of Canada to which the requirement applies, each Class B Share will become convertible at the option of the holder, at any time commencing eight days after the Offer is made and ending at the expiration of the Offer, into one Class A Share. The conversion right may be exercised only for the purpose of depositing the resulting Class A Shares in response to the Offer and the transfer agent of the Corporation (the "Transfer Agent") will deposit the resulting Class A Shares on behalf of the shareholder. No share certificates representing the Class A Shares will be delivered to the shareholder.

If

(a) Class A Shares resulting from the conversion and deposited pursuant to the Offer are withdrawn by the shareholder or are not taken up by the offeror, or

(b) the Offer is abandoned or withdrawn by the offeror,

the Class A Shares will be re-converted into Class B Shares and a share certificate representing the Class B Shares will be sent to the Shareholder by the Transfer Agent.

If the offeror takes up and pays for the Class A Shares resulting from conversion, the Transfer Agent shall deliver to the holders thereof the consideration paid for such shares by the offeror.

There is no right to convert the Class B Shares into Class A Shares in the following cases:

(a) the Offer is not required under applicable securities legislation or the rules of a stock exchange on which the Class A Shares are then listed to be made to all or substantially all holders of Class A Shares who are resident in a province of Canada to which the legislation applies (that is, the Offer is an "exempt take-over bid" within the meaning of the said securities legislation);

(b) an offer to purchase Class B Shares is made concurrently with the Offer and the two offers are identical in respect of price per share, percentage of outstanding shares for which the offer is made, and in all other material respects. The offer to purchase the Class B Shares must be unconditional, subject to the exception that the offer for the Class B Shares may contain a condition to the effect that the offeror not be required to take up and pay for Class B Shares tendered in response to the offer if no Class A Shares are purchased pursuant to the Offer; or

(c) holders of Class A Shares representing, in the aggregate, more than 50% of the outstanding Class A Shares (excluding shares owned immediately prior to the Offer by the offeror and any party acting jointly or in concert with the offeror, as defined in the relevant securities legislation) certify to the Transfer Agent and to the Corporate Secretary that they will not tender any shares in response to the Offer and such certificate is not withdrawn during the offer period.

Each Class B Share will be automatically converted into one Class A Share in the event that the Chairman of the Board of the Corporation fails to deliver to the Transfer Agent, within 140 days of the end of the immediately preceding fiscal year of the Corporation, a certificate, signed by the Chairman of the Board, that an independent committee of the Board of Directors of the Corporation has determined that it continues to be necessary for the Corporation to be Canadian controlled, or that there be limitations on the number of shares held by non-Canadians, for the purposes of determining the eligibility of the Corporation for financial incentives or assistance or licences from any Canadian federal or provincial government or agency or for any other regulatory purpose. Such certificate has been delivered to the Transfer Agent in respect of the fiscal year ended March 31, 2002.

Class C Special Voting Shares

Our share capital authorized 275,000 Class C Shares which entitled the holders thereof to one vote per share. Each Class C Share, by its terms, was required to be converted into 20 fully paid and non-assessable Class B Shares no later than September 21, 2001. As such, on September 21, 2001, each Class C Share which remained outstanding was converted into 20 fully paid and non-assessable Class B Shares. No further Class C Shares are permitted to be authorized and issued.

Ownership and Transfer Restrictions

Applicable laws and the nature of the Corporation's business require that it ensure that the level of non-Canadian ownership be monitored and limited. Accordingly, the articles of the Corporation contain a provision which permits the Corporation to prohibit the issuance or transfer of its shares to any person who is not a "Canadian" (within the meaning of any applicable statute, regulation, guideline or policy) if the issue or transfer would cause the Corporation to cease to be qualified to carry on any relevant business. The current limit on non-Canadian ownership of the Corporation's shares in the aggregate is shares representing not more than 33⅓% of all issued and outstanding voting shares and not more than 33⅓% of the votes attached to all issued and outstanding voting shares.

Before an issue or transfer of shares is recorded in the register of the Corporation's shareholders, the purchaser or transferee, as the case may be, may be required to submit to the Corporation or its agents a declaration as to the purchaser's or transferee's beneficial ownership of shares of the Corporation, its citizenship and such other matters as the Board of Directors of the Corporation may deem relevant in order to determine whether the registration of the purchaser or transferee should be prohibited. Such a declaration may also be required at any time when proxies are being solicited from shareholders, before or at any meeting of shareholders or at any time when, in the opinion of the directors of the Corporation, the holding of shares by any non-Canadian person should be prohibited. The Corporation's shareholders are, therefore, restricted from selling their shares to non-Canadians to the extent that the resulting holdings would result in a breach of these restrictions. In addition, the directors of the Corporation may refuse to register a transfer of any shares of the Corporation if such transfer could require the prior approval of the Canadian Radio-television and Telecommunications Commission or any other governmental body or authority having or purporting to have jurisdiction.

COMPENSATION PLANS

Share Compensation Plan

The Alliance Atlantis Share Compensation Plan (the "Plan") is comprised of both a share option plan (the "Share Option Plan") and a share purchase plan (the "Share Purchase Plan") and was approved by shareholders of the Corporation on September 16, 1998. The maximum number of Class B Shares issuable under the Plan is currently 4,500,000 of which a maximum of 100,000 are issuable from treasury under the Share Purchase Plan. As at August 15, 2002 there were outstanding 2,443,650 options to acquire Class B Shares at exercise prices ranging from $12.60 to $27.50.

Share Option Plan

The Share Option Plan is designed to provide incentives to directors, management, and key employees of the Corporation and its affiliates and to permit these persons to participate in the growth and success of the Corporation. Options to purchase Class B Shares may be granted from time to time by the Board of Directors of the Corporation at an exercise price determined by them, which in no case will be less than that required by any applicable regulatory authority. The maximum number of Class B Shares available for issuance to any one person under the Share Option Plan is 5% of the Class B Shares outstanding at the time of the grant. Michael I.M. MacMillan, Seaton S. McLean, Edward A. Riley and Peter A. Sussman (collectively, the "Alliance Atlantis Principals") have not been eligible for grants of additional options under the Share Option Plan subsequent to July 19, 2000. Options granted under the Share Option Plan are non-transferable other than in accordance with the Share Option Plan and must be exercised no later than ten years after the date of the grant or a lesser period as determined by the Board of Directors of the Corporation and approved by any applicable regulatory authority.

Share Purchase Plan

The Share Purchase Plan is designed to provide directors, management and employees with a financial incentive to achieve the Corporation's long term objectives. The Share Purchase Plan provides that no more than an aggregate of 5% of Class B Shares outstanding at the time of the purchase may be purchased by any one person. Under the Share Purchase Plan, each eligible person may purchase that number of Class B Shares that has a purchase price equal to or less than 10% of the person's annual salary for the year in which the purchase is made at an exercise price determined by the Board of Directors which in all cases will not be less than that required by any applicable regulatory authority. Class B Shares may be purchased under the Share Purchase Plan for cash or on a payroll deduction basis with payments spread over a maximum one year period. The Corporation may, at its option, cause Class B Shares to be purchased in the market to satisfy the purchase rights rather than issuing shares from treasury.

Former Alliance and Former Atlantis Share Compensation Plans

On September 21, 1998, the date the arrangement (the "Arrangement") between Alliance Communications Corporation ("Alliance") and Atlantis Communications Inc. ("Atlantis") became effective, the share compensation plan of Atlantis (the "Old Atlantis Plan") existing prior to the Arrangement was amended to provide that no further share purchase rights would be granted under that plan. Rights to acquire shares of Atlantis were converted to rights to acquire Class B Shares of the Corporation at a rate of one-half of the number of shares of Atlantis which could have been purchased immediately prior to the Arrangement. The exercise price for such options was amended to a multiple of two times the previous purchase price of the Atlantis shares. As at August 15, 2002 there were outstanding 102,000 options to acquire Class B Shares under the Old Atlantis Plan at exercise prices ranging from $20.50 to $32.00.

Upon the effective date of the Arrangement, all options to acquire shares of the Corporation outstanding at that time became exerciseable as a result of the Arrangement. These options were issued under the stock option plan (the "Old Alliance Plan") in effect prior to the Arrangement and are now governed by the Corporation's current Plan. As at August 15, 2002 there were outstanding 132,769 options to acquire Class B Shares under the Old Alliance Plan at exercise prices ranging from $11.70 to $21.70. As at August 15, 2002 there were outstanding

17,312 options to acquire Class A Shares under the Old Alliance Plan at exercise prices ranging from $11.70 to $14.25.

Former Salter Street Share Option Plan

On April 19, 2001, the Corporation completed its acquisition of Salter Street Films Limited ("Salter Street"). As part of that transaction, all the options to acquire shares in the capital of Salter Street (a "Salter Street Option") became options to acquire Class B Shares of the Corporation pursuant to the Corporation's stock option plan for Salter Street (the "Salter Street Option Plan"). Immediately prior to the acquisition, each participant under the Salter Street Option Plan elected to receive, in respect of each Salter Street subordinate voting share he or she was previously entitled to acquire, either:

(a) 0.31 Class B Shares (the "Cash and Share Alternative") (with $3.33 being credited to reduce the exercise price otherwise payable under the option); or

(b) 0.465 Class B Shares (the "All Share Alternative").

If the exercise price of a Salter Street Option was less than $3.33, a participant was deemed to have elected the All Share Alternative. If no election was made and the exercise price of a Salter Street Option was greater than $3.33, a participant was deemed to have selected the Cash and Share Alternative. No further grants of options will be made under the Salter Street Option Plan. As at August 15, 2002, pursuant to the Salter Street Option Plan, there were options to acquire 63,664 Class B Shares at exercise prices ranging from $5.16 to $13.98.

Alliance Atlantis Alternate Compensation Plan

On September 16, 1998, the shareholders of the Corporation approved the Alliance Atlantis Alternate Compensation Plan. The Alliance Atlantis Alternate Compensation Plan allows the Corporation to meet its payment obligations to its directors for directors' fees and to pay certain performance bonus obligations to its employees, in both cases including its executive officers, through the issuance of Class B Shares. The maximum number of treasury Class B Shares issuable under this plan is 150,000, of which 13,538 had been issued as of August 15, 2002.

Deferred Share Unit Plan

In addition to the Alliance Atlantis Alternate Compensation Plan, on May 26, 1999, the Board of Directors approved a Deferred Share Unit Plan (the "DSU Plan") to be effective as of May 31, 1999. The purpose of the DSU Plan is to promote a greater alignment of interests between the directors and senior officers of the Corporation and the shareholders of the Corporation. The DSU Plan is administered by the Human Resources and Corporate Governance Committee (the "Governance Committee"). Under the DSU Plan, any director or senior officer of the Corporation may elect to have any amounts payable to that person (including directors' fees, annual salary and bonus) by the Corporation paid in the form of deferred share units ("DSUs"). Any DSUs are credited to an account maintained for the participant by the Corporation. The number of DSUs received by a participant is determined by dividing the amount of the remuneration to be paid in the form of deferred share units on that date (the "Purchase Date") by the fair market value of the Corporation's Class B Shares on the Purchase Date. Upon the termination of a participant's service, a participant may receive, at his or her election, but subject to the discretion of the Governance Committee:

(a) cash equal to the number of DSUs credited to the participant's account multiplied by the fair market value of the Class B Shares on the date the notice of redemption is filed by the participant; or

(b) that number of Class B Shares equal to the amount described in (a) divided by the fair market value of the Class B Shares on the Purchase Date. Such Class B Shares will be purchased by the Corporation in the public market.

For the fiscal year ended March 31, 2002, all of the Corporation's directors elected to receive their director's fees in the form of DSUs. As at August 15, 2002, 35,810 DSUs had been issued.

PRINCIPAL HOLDERS OF VOTING SECURITIES

As at August 15, 2002, to the knowledge of the directors and officers of the Corporation, the only persons or corporations who beneficially own, directly or indirectly, or exercise control or direction over, shares of the Corporation carrying more than 10% of the voting rights attached to any class of outstanding shares of the Corporation entitled to vote in connection with any matters being proposed for consideration at the Meeting are indicated below. The number and class of securities indicated have been provided by the holders thereof and have not been independently verified by the Corporation.

Name	Class A Shares (% of Class)
Alliance Atlantis Principals[1]	2,789,749 (73.89%)
Kinowelt Medien AG	479,842 (12.71%)

Note:

(1) Atcan Investments (1998) Inc. and Stampco Holdings Inc. own a total of 2,493,749 Class A Shares and are controlled by the Alliance Atlantis Principals, each of whom also owns 74,000 Class A Shares individually

ELECTION OF DIRECTORS

The articles of the Corporation stipulate that the Board of Directors shall consist of a minimum of ten directors and a maximum of 20. The term of office of each director expires at the Meeting. The Board of Directors has determined that the number of directors to be elected at the Meeting is ten (see "Statement of Corporate Governance Practices — Size of Board"). The directors of the Corporation may fill vacancies resulting from the death, resignation or retirement of directors. In addition, the Board of Directors is authorized to appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of additional directors so appointed cannot exceed one-third of the number of directors elected at the previous annual meeting of shareholders. **The management representatives designated in the enclosed form of proxy intend to vote for the election of directors of the proposed nominees whose names are set out below.** All such nominees are now directors and have been directors since the dates indicated below. Management does not contemplate that any of the proposed nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the management representatives designated in the enclosed blue form of proxy reserve the right to vote for another nominee at their discretion. Each director elected will hold office until the next annual meeting or until his successor is elected or appointed.

The following table states the name of each person proposed to be nominated for election as a director, the date the person first became a director of the Corporation and that person's membership on board committees, the number of Class A Shares and Class B Shares of the Corporation beneficially owned or over which control or direction was exercised by that person as of August 15, 2002.

The Corporation has an audit committee, an executive committee, and a human resources and corporate governance committee. The members of such committees as at August 15, 2002 are indicated below.

Name and Place of Residence	Principal Occupation and Positions with the Corporation and Significant Affiliations	Director Since	Ownership or Control Over Voting and other Securities
Pierre DesRoches(3) Saint Lambert, Quebec, Canada	Business Consultant	September 19, 1995	100 Class A Shares, 2,494 Class B Shares and 2108 DSUs
Harold P. Gordon, Q.C.(2)(3) Sunny Isles, Florida, U.S.A.	Chairman, Dundee Bancorp Inc. *(merchant banking, wealth management and financial services)*	December 18, 1992	500 Class A Shares, 3,692 Class B Shares and 4,841 DSUs
Anthony F. Griffiths(1)(2) Toronto, Ontario, Canada	Consultant, Corporate Director	January 17, 1996(5)	7,978 Class B Shares and 4,841 DSUs
Ellis Jacob(1) Toronto, Ontario, Canada	Chief Executive Officer, Galaxy Entertainment Inc. *(feature film exhibitor)*	December 18, 1992	633 Class B Shares and 4,128 DSUs
Allen Karp, Q.C.(2)(3) Toronto, Ontario, Canada	Chairman of the Board and Chief Executive Officer, Cineplex Odeon Corporation *(feature film exhibitor)*	March 25, 1992	2,710 Class B Shares and 4,841 DSUs
David J. Kassie(1) Toronto, Ontario, Canada	Chief Executive Officer, CIBC World Markets *(investment banking)*	December 18, 1992	718 Class B Shares and 4,019 DSUs
Michael I.M. MacMillan(2) Toronto, Ontario, Canada	Chairman of the Board and Chief Executive Officer of the Corporation.	June 1, 1989(5)	2,567,749 Class A Shares(4) and 27,889 Class B Shares
Dr. Margot Northey Kingston, Ontario Canada	Corporate Director	September 26, 2001	638 DSUs
Barry J. Reiter(2)(3) Toronto, Ontario, Canada	Chairman, Technology Group and Partner, Torys LLP *(law firm)*	September 27, 1993(5)	1 Class A Share, 11,452 Class B Shares and 5,553 DSUs
Donald R. Sobey(1) Pictou County, Nova Scotia, Canada	Chairman, Empire Company Limited *(diversified operating and investment company)*	September 19, 1996	157,204 Class A Shares, 970 Class B Shares and 4,841 DSUs

Notes:

(1) Member of the Audit Committee.

(2) Member of the Executive Committee.

(3) Member of the Human Resources and Corporate Governance Committee.

(4) Mr. MacMillan owns 74,000 Class A Shares and, indirectly, through Atcan Investments (1998) Inc. and Stampco Holdings Inc., controls 2,493,749 Class A Shares. See "Principal Holders of Voting Securities".

(5) The date provided indicates the date on which the director was first elected as a director of Atlantis Communications Inc. The director became a director of the Corporation on September 21, 1998.

Each of the directors have held the respective principal occupations listed above for the preceding five years except that prior to June 30, 2002, Mr. Gordon was Vice-Chairman of Hasbro, Inc.; from September 1998 to October 2000, Mr. Jacob was a consultant to the Corporation and prior to September 1998, he was Executive Vice-President and Chief Operating Officer of Cineplex Odeon Corporation; and prior to June 2002, Dr. Northey was Dean and Professor at Queen's School of Business, Queen's University.

APPOINTMENT OF AUDITORS

The management representatives designated in the enclosed form of proxy intend to vote in favour of the reappointment of PricewaterhouseCoopers LLP as auditors of the Corporation to hold office until the next annual meeting of shareholders and to authorize the directors to fix their remuneration. PricewaterhouseCoopers LLP have been the auditors of the Corporation for more than five years.

CONFIRMATION OF BY-LAW NO. 8

On November 24, 2001, major amendments to the *Canada Business Corporations Act* ("CBCA"), the Corporation's governing statute, came into force. The CBCA amendments refine the rights and responsibilities of corporate directors and shareholders, facilitate the harmonization of federal corporate law and provincial securities laws and bring the CBCA into line with current communication technologies and business realities. The Board of Directors reviewed its existing By-Law No. 6, as amended by By-Law No. 7 on June 13, 1995 (the "Old By-Law") and determined that amendment was in order to conform to the requirements of the amended CBCA. On July 30, 2002, the Board of Directors repealed the Old By-Law and adopted By-Law No. 8, which reflects the changes to the CBCA and permits greater flexibility in the management of the business and affairs of the Corporation. In order to continue to be in effect, By-Law No. 8 must be confirmed at the Meeting by a majority of shareholders entitled to vote at the Meeting.

By-Law No. 8 replaces the Old By-Law. Among other things, By-Law No. 8 permits, but does not require, telephonic or electronically held meetings of directors and shareholders, electronic notification and delivery of meeting materials for directors and shareholders' meetings and electronic voting at meetings of shareholders. It also amends the residency requirements of directors and the quorum requirements. By-Law No. 8 further requires that each of the Audit Committee and the Human Resources and Governance Committee of the Board of Directors be composed of at least three directors, all of whom are independent. The text of By-Law No. 8 is attached hereto as Appendix 1 to Schedule "A". At the Meeting, shareholders will be asked to consider, and if deemed advisable, to adopt, with or without variation, an ordinary resolution in the form attached hereto as Schedule "A". **The management representatives designated in the enclosed form of proxy intend to vote in favour of the confirmation of By-Law No. 8 as the new general by-law of the Corporation and the repeal of By-Law Nos. 6 and 7.**

INFORMATION REGARDING THE CORPORATION

Compensation of Executive Officers

Compensation of the Corporation's executive officers and senior management ("executives") consists of three elements:

- base salaries;
- bonuses under the Corporation's short term incentive program; and
- share options under the Corporation's Share Compensation Plan, except in the case of the Alliance Atlantis Principals.

Reference is made to "Report On Executive Compensation".

The tables and related narrative below present information about compensation of the Corporation's "Named Executive Officers" (determined in accordance with applicable rules).

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)[1]	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts[2] ($)	All Other Compensation ($)
Michael I.M. MacMillan Chairman and Chief Executive Officer	2002 2001 2000	650,000 650,000 475,000	595,000 487,250 327,500	101,000 101,000 101,000	Nil Nil Nil	N/A N/A N/A	406,250 812,500 N/A	Nil Nil Nil
Victor Loewy CEO, Motion Picture Distribution Group	2002 2001 2000	600,000 600,000 600,000	1,475,000 730,161 687,184	— — —	100,000 Nil Nil	N/A N/A N/A	N/A N/A N/A	1,250,000[3] Nil Nil
Peter A. Sussman CEO, Entertainment Group	2002[4] 2001 2000	785,000 750,000 712,500	392,500 375,000 491,250	156,612 132,755 127,130	Nil Nil Nil	N/A N/A N/A	125,000 250,000 N/A	Nil Nil Nil
Seaton S. McLean President, Television Production, Entertainment Group	2002 2001 2000	500,000 500,000 475,000	250,000 250,000 327,500	101,000 101,000 101,000	Nil Nil Nil	N/A N/A N/A	125,000 250,000 N/A	Nil Nil Nil
Edward A. Riley President, Television Distribution, Entertainment Group	2002 2001 2000	500,000 500,000 475,000	250,000 250,000 327,500	101,000 101,000 101,000	Nil Nil Nil	N/A N/A N/A	125,000 250,000 N/A	Nil Nil Nil

Notes:

(1) The value of perquisites and benefits for each Named Executive Officer, unless otherwise specified, is less than the lesser of $50,000 and 10% of that person's total annual base compensation and bonuses.

(2) Effective April 1, 2000, the Corporation has implemented a long-term incentive plan for the Alliance Atlantis Principals. See "Report on Executive Compensation" and "Employment Contracts".

(3) This amount reflects a contractual completion bonus.

(4) Mr. Sussman's compensation for the fiscal year ended March 31, 2002 reflects amounts paid in United States dollars converted at a rate of 1.57 Canadian dollars for each United States dollar. Mr. Sussman's salary, bonus and other compensation for Fiscal 2002 were US$500,000, US$250,000 and US$99,753 respectively. Mr. Sussman's long-term incentive plan compensation of $125,000 was paid in Canadian dollars in accordance with such plan.

LONG-TERM INCENTIVE PLANS

			Estimated Future Payouts Under Non-Securities-Price Based Plans[1]		
Name	Securities Units or Other Rights	Performance or Other Period Until Maturation or Payout	Threshold ($)	Target ($)	Maximum ($)
Michael I.M. MacMillan	—	—	203,125	1,218,750	1,218,750
Peter A. Sussman	—	—	62,500	375,000	375,000
Seaton S. McLean	—	—	62,500	375,000	375,000
Edward A. Riley	—	—	62,500	375,000	375,000

Note:

(1) The Corporation's current long-term incentive plan has an initial cycle of three fiscal years and commenced April 1, 2000. The estimated future payments are based on payments to be made in the remaining fiscal year of the current cycle. Payouts under the

long-term incentive plan are based on a percentage of each of the Alliance Atlantis Principals' respective base salaries and are triggered by achieving and sustaining certain thresholds in the trading price of the Class B Shares. If a target threshold price is not achieved in a given fiscal year but subsequently achieved during the life of the plan, the plan member will receive his full payout for such prior fiscal year.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name[1]	Securities Under Options/SAR's Granted (#)	% of Total Options/SAR's Granted to Employees in Financial Year ($)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of the Grant[2] ($/Security)	Expiration Date
Victor Loewy	100,000	15.3%	$14.86	$14.86	November 14, 2011

Notes:

(1) Since July 19, 2000, Messrs. MacMillan, McLean, Riley and Sussman have not been eligible for grants of additional options.

(2) The closing price of the Class B Shares on The Toronto Stock Exchange as at November 14, 2001 was $14.86.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at FY-End[1] ($) Exercisable/ Unexercisable
Michael I.M. MacMillan	Nil	N/A	110,500/25,000	Nil/Nil
Victor Loewy	Nil	N/A	100,000/100,000	Nil/315,000
Peter A. Sussman	Nil	N/A	110,500/25,000	Nil/Nil
Seaton S. McLean	Nil	N/A	110,500/25,000	Nil/Nil
Edward A. Riley	Nil	N/A	110,500/25,000	Nil/Nil

Note:

(1) The closing price of the Class B Shares on The Toronto Stock Exchange as at March 31, 2002 was $18.01.

INDEBTEDNESS

The total indebtedness of all officers, directors, employees and former officers, directors and employees of the Corporation or any of its subsidiaries outstanding as at March 31, 2002 and incurred in connection with a purchase of securities of the Corporation or any of its subsidiaries was $2,169,984 in respect of indebtedness to the Corporation or any of its subsidiaries and was $2,210,682 as at August 15, 2002.

The Corporation has made a loan to the Chairman and Chief Executive Officer in the amount of $1.5 million. The rate of interest is at the Corporation's cost of borrowing the funds and the loan is repayable immediately upon demand by the Corporation. The amount outstanding on the loan as at August 15, 2002 is $1,877,100. The purpose of the loan was to acquire, directly or indirectly, common shares of the Corporation.

The Corporation has made a loan to the CEO, Entertainment Group in the amount of $303,250. The rate of interest is at the Corporation's cost of borrowing the funds and the loan is repayable immediately upon demand by the Corporation. The amount outstanding on the loan as at August 15, 2002 is $333,582. The purpose of the loan was to acquire, directly or indirectly, common shares of the Corporation.

The Corporation approved the posting of a letter of credit in favour of Canada Customs and Revenue Agency in the maximum amount of approximately $1,800,000 as security for Canadian departure taxes that would be owing in connection with Edward Riley's relocation to the Corporation's Dublin, Ireland office. The posting of the letter of credit allows for the deferral of Mr. Riley's Canadian departure taxes until the assets related to the tax liability are sold or Mr. Riley resumes residency in Canada. The fees associated with the posting of the letter of credit will be paid by the Corporation. The letter of credit has not been posted as of the date hereof but will be required to be in place prior to April, 2003.

TABLE OF INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

Name and Principal Position	Involvement of Corporation or Subsidiary	Largest Amount Outstanding During Fiscal 2002 ($)	Amount Outstanding as at August 15, 2002 ($)	Security for Indebtedness
Michael I.M. MacMillan Chairman of the Board and Chief Executive Officer	Corporation	1,842,379	1,877,100	Common shares
Peter A. Sussman CEO, Entertainment Group	Corporation	327,605	333,582	Common shares
Edward A. Riley President, Television Distribution, Entertainment Group	Corporation	—	—	—

COMPOSITION OF THE GOVERNANCE COMMITTEE

The following individuals served as the members of the Human Resources and Corporate Governance Committee of the Board of Directors of the Corporation (the "Governance Committee") from April 1, 2001 to March 31, 2002:

Barry J. Reiter (Chair), Pierre DesRoches, Harold P. Gordon and Allen Karp

None of the current members of the Governance Committee is an officer, employee or former officer or employee of the Corporation or any of its affiliates or is eligible to participate in the Corporation's executive compensation program.

REPORT ON EXECUTIVE COMPENSATION

Philosophy

The Corporation's Board of Directors and officers are committed to the concept of building value for shareholders. Competing with the best entertainment companies in the world, in particular those in the United States, the Corporation requires the services of highly skilled executives whose services are in great demand in this industry. To ensure that it is able to attract and keep such executives, the Corporation maintains a compensation structure, with incentives, commensurate with industry standards.

The Corporation's executive compensation program has the following objectives:

- to attract, retain and motivate qualified executives;
- to provide incentives to executives to maximize productivity and enhance enterprise value by aligning the interests of the executives with those of the shareholders;
- to foster teamwork and entrepreneurial spirit;
- to establish a direct link between all elements of compensation and the performance of the Corporation, its subsidiaries and individual performance; and
- to integrate compensation incentives with the development and successful execution of strategic and operating plans.

The compensation benefits program consists of a base salary, health benefits package, a short-term incentive program consisting of a bonus plan and a long-term incentive program in the form of stock options.

The base salary is designed to be competitive and is adjusted for the realities of the market to meet the objectives of the executive compensation program. Most executive officers of the Corporation have entered into employment contracts with the Corporation.

The short-term incentive program is designed to recognize the Corporation's consolidated financial performance and individual achievements. The distribution of the bonus to the senior executive officers of the Corporation is based on an assessment of the performance of the executive, his or her division or group, as applicable, and the overall performance of the Corporation.

The long-term incentive program is designed to reward executives for their contribution to the objectives of the Corporation, in particular, the enhancement of shareholder value. The long-term incentive program takes the form of stock options and share purchases, as set out in the Corporation's Share Compensation Plan, which includes both a Share Option Plan and a Share Purchase Plan. The Corporation also has a Directors' and Officers' Alternate Compensation Plan and a Deferred Share Unit Plan. Stock options are generally issued to executives (other than the Alliance Atlantis Principals) in accordance with the position and responsibility of the executive. Currently, the Corporation does not have an employee retirement plan in place.

The Corporation has also implemented a long-term incentive program for the Alliance Atlantis Principals that rewards them based on the performance of the market price of the Class B Shares. See "Employment Contracts".

Role of the Governance Committee

The Governance Committee is appointed annually by the Board of Directors of the Corporation and is responsible for all matters pertaining to the appointment, compensation, benefits and termination of all senior executives and consultants of the Corporation and its affiliates. In addition, the Governance Committee makes recommendations with respect to the compensation and remuneration of the boards of directors of the Corporation and its affiliates. The Governance Committee reviews the recruitment, appointment, retention, training, salary and termination of all senior executives and consultants of the Corporation and its affiliates (including Chairpersons, Presidents, Executive Vice Presidents, Senior Vice Presidents, and any group of senior employees or consultants identified by the committee from time to time).

The Governance Committee oversees the Corporation's Share Compensation Plan, Directors' and Officers' Alternate Compensation Plan and Deferred Share Unit Plan.

Compensation of the Chief Executive Officer

In fiscal 2002, the Chief Executive Officer was paid a base salary of $650,000, a bonus of $595,000 and a long-term incentive plan payment of $406,250. See "Employment Contracts". The determination of the Chief Executive Officer's remuneration rests on factors which include the objectives set out above, leadership in a competitive national and international industry and peer executive compensation arrangements in the international marketplace and the desire of management to be compensated at the same level and is evaluated by the Governance Committee and approved by the Board of Directors. A comprehensive study by a third party compensation firm was also undertaken in order to assist the Governance Committee with its determination.

Report presented by: Barry J. Reiter (Chair), Pierre DesRoches, Harold P. Gordon and Allen Karp

Performance Graph

The following graph compares the percentage change in the cumulative total shareholder return on the common shares of the Corporation, the Class A Shares and the Class B Shares during the period from March 31, 1997 to March 31, 2002, with the cumulative total return of the S&P/TSX Composite Total Return Index during such period.



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EMPLOYMENT CONTRACTS

The following summarizes the material terms of the employment contracts which have been entered into by the Corporation with the Named Executive Officers.

All of the Named Executive Officers have entered into employment contracts with the Corporation which provide for an annual base salary and certain other compensation. The employment contracts further provide that the Named Executive Officers are eligible for participation in bonuses, subject to recommendations reviewed by the Governance Committee and reviewed and approved by the Board of Directors.

Alliance Atlantis Principals

Michael I.M. MacMillan, the Chairman and Chief Executive Officer of the Corporation, and the other Alliance Atlantis Principals entered into employment agreements with the Corporation effective September 21, 1998, as amended, which expire on March 31, 2004 and will renew automatically for successive five year terms on terms no less favourable to each of the Alliance Atlantis Principals than those of the current agreement and having regard to applicable industry standards unless:

(a) any of the Alliance Atlantis Principals provides written notice of termination to the Corporation at least one year prior to the end of the then-current employment period; or

(b) the Corporation terminates the agreement for cause or disability; or

(c) the Corporation terminates the agreement without cause upon suitable notice.

"Suitable notice" means with 36 months' notice upon a change of control of the Corporation or within one year thereafter, or with 24 months' notice in all other cases.

The Corporation has also established a long-term incentive plan for the Alliance Atlantis Principals, which ties the Alliance Atlantis Principals' interests with those of shareholders. The long-term incentive value for the Alliance Atlantis Principals is based on a percentage of their respective base salaries, and is tied to corporate performance as measured by increased trading prices for the Class B Shares measured in dollars. The long-term incentive plan payment is payable in Canadian dollars only. If a particular year's target share price is not met, the comparable payment in respect of the next ensuing year will be reduced.

Victor Loewy

Victor Loewy agreed to renew his employment agreement with the Corporation for an additional three year term commencing September 21, 2001. As CEO of the Motion Picture Distribution Group, Mr. Loewy will continue to have responsibility for all of the Corporation's motion picture acquisition, distribution and marketing activities worldwide at an annual salary of $600,000. In addition, Mr. Loewy is eligible for an annual bonus of the greater of a profit participation percentage and $600,000.

COMPENSATION OF DIRECTORS

Directors of the Corporation who are not officers of the Corporation or any of its affiliates are entitled to receive from the Corporation an annual fee of $22,500. In addition, each such director is entitled to receive an annual fee of $10,000 for serving as Chair of any of the committees of the Board of Directors, or $5,000 per year if otherwise serving as a member of a committee of the Board of Directors.

The Corporation also has a Directors' and Officers' Alternate Compensation Plan, which allows the Corporation to meet its payment obligations to its directors for directors' fees and to pay certain performance bonus obligations to its employees, including the Named Executive Officers, through the issuance of Class B Shares.

The Corporation has a Deferred Share Unit Plan, which enables directors and officers to defer receipt of their compensation (which may be cash or shares) until their term expires or they resign. In the fiscal year ended March 31, 2002, each of the Corporation's independent directors elected to accept all of their directors' fees pursuant to the Deferred Share Unit Plan and to defer receipt of their compensation until such time as their term expires or they resign, thereby aligning the interests of the directors with those of the shareholders.

In 1995, Mr. Gordon entered into a financial services retainer and consulting agreement with the Corporation pursuant to which Mr. Gordon was paid an annual fee of $90,000. The current term of this agreement extends to April 2003.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors of the Corporation believes that sound corporate governance practices are essential to the effective, efficient and prudent operation of the Corporation and to the enhancement of shareholder value, and that these practices should be reviewed regularly to ensure that they are appropriate. A description of the Corporation's corporate governance practices follows. This Statement of Corporate Governance Practices has been prepared by the Governance Committee of the Board of Directors and has been approved by the Board of Directors. The Governance Committee is composed of unrelated directors of the Corporation.

The By-Laws of The Toronto Stock Exchange require that this Statement of Corporate Governance Practices relate the corporate governance practices of the Board of Directors to the "Guidelines for Improved Corporate Governance" contained in the December, 1994 Report of The Toronto Stock Exchange Committee on Corporate Governance in Canada (the "TSX Report"). The headings which appear below attempt to address the principal matters relating to corporate governance practices discussed in the TSX Report.

Mandate of the Board

The mandate of the Board of Directors is to supervise the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation, pursuant to the powers granted by, and the obligations imposed under, the *Canada Business Corporations Act*, the articles and by-laws of the Corporation and the common law. The Board of Directors fulfils its mandate directly and through its committees at regularly scheduled meetings or as required. Five formal meetings of the Board are scheduled for the 2003 fiscal year. In the 2002 fiscal year, there were seven formal meetings of the Board of Directors. Frequency of meetings as well as the nature of agenda items change depending upon the state of the Corporation's affairs and in light of opportunities or risks which the Corporation faces. The directors are kept informed of the Corporation's operations at these meetings, as well as through reports and discussions with management, which consults them freely on matters within their particular areas of expertise. Additionally, the directors have adopted a practice of meeting together prior to each regularly scheduled meeting with a view to developing a deeper understanding of the Corporation's business. Guests are sometimes invited to these meetings to broaden the directors' knowledge of the Corporation and the environment in which it operates. All of the directors are meaningfully aware of and involved in the Corporation's business activities.

The relationship between senior management and the Board of Directors is a consultative one, evidenced by an on-going and productive two-way dialogue.

Adoption of a Strategic Planning Process

Although the Corporation's strategic planning process is a management initiative, the Executive Committee and the Board of Directors participate annually in the process by reviewing and approving the strategic plans proposed and developed by management. Management will continue to propose and develop a strategic plan on an annual basis, and the Executive Committee, together with the Board, will continue to ensure that the plans are appropriate.

Managing Risk

Senior management periodically reports to the Board of Directors on the principal risks faced by the Corporation and the steps implemented by it to manage these risks. The Board has considered and does, in its deliberations, consider the principal risks of the Corporation's business and will continue to work with management to assess and review the on-going management of these risks. The Board has instituted a practice of considering the risks of the business as a standard agenda item at each meeting.

Appointing, Training and Monitoring Senior Management

The Governance Committee assists the Board of Directors in monitoring the performance of senior management. The Corporation has employment contracts with key members of the senior management team.

The requirement of training has not been applicable with respect to Mr. MacMillan in light of his history with the Corporation and significant industry knowledge, nor with respect to Mr. Judson Martin, the Executive Vice President and Chief Financial Officer of the Corporation, in light of his extensive previous experience. The strategic plan of the Corporation, however, is such that each of Messrs. MacMillan and Martin has defined areas of responsibility and related objectives, and their individual performance has and will continue to be assessed accordingly.

With respect to other management personnel, the Corporation actively seeks to recruit highly motivated individuals with high levels of relevant skills or industry expertise and a demonstrated capacity to adapt to a dynamic business environment. Management, together with the Governance Committee, encourages senior management to participate in appropriate professional and personal development activities (*e.g.* courses and programs). In addition, the Governance Committee is fully involved by management from time to time in the review of the organizational structure of the Corporation.

Response to Shareholders

The Board believes that its communications with shareholders, and the avenues available for shareholders and others interested in the Corporation to have their enquiries about the Corporation answered, are responsive and effective. Mr. Judson Martin, is responsible for investor relations and all shareholder enquiries are directed to him, or, in his absence or at his direction, to Rita Middleton, Senior Vice President, Corporate Finance or another senior member of management. Shareholders enquiries are treated on a priority basis with prompt responses from the appropriate officer of the Corporation. In addition, a significant portion of the Corporation's communications with its shareholders is reviewed by the Board prior to distribution to the shareholders. Annual financial statements are submitted to the Board for approval, as are management's discussion and analysis of financial results, quarterly results and comments of management thereon, the Corporation's management information circular, and press releases on major developments.

Integrity of Internal Controls and Management Information Systems

The Board, through the Audit Committee, assesses the effectiveness of the internal controls and management information systems at meetings held with the external auditors, the Executive Vice President and Chief Financial Officer and other members of senior management. In addition, the auditors are present at all meetings of the Audit Committee and the Audit Committee has the ability to meet privately (or with Management present, as determined by the Audit Committee), with the auditors to review their recommendations and requires progress reports from management with respect to these recommendations on an ongoing basis.

Mandate of the Board and the Chief Executive Officer

Formal position descriptions have not been developed for Board members, since the Board assumes overall responsibility for overseeing the affairs of the Corporation. The description of the position of the Chief Executive Officer follows from his role and responsibilities in connection with the application of the strategic plan and corporate objectives prepared by senior management and reviewed and adopted by the Board. The Chief Executive Officer is responsible for ensuring that this plan is applied and that these objectives are met. The objectives for the current fiscal year are reflected in the targets established by the Board for the Chief Executive Officer to receive certain elements of incentive compensation. His performance in this regard is assessed by the Governance Committee.

Size of Board

In fiscal 2000 and 2001, the Board size was large when compared with similar corporations, to accommodate the complexities involved as a result of the business combination of Alliance and Atlantis and the experience of the directors of each of those formerly separate entities. Prior to fiscal 2002, the Governance Committee undertook a comprehensive review of both the size and composition of the Board. The Governance Committee considered board size with a view to the impact of size upon its effectiveness and concluded that the number of directors overall, and in particular, the number of "related directors" should be reduced. The Board determined that the Board should be reduced in size from 20 members to its current 10 members. The Board is of the view that, as presently constituted, it brings together a mix of skills, backgrounds, ages and attitudes that the Board considers appropriate to the stewardship of the Corporation. The ongoing review of this issue is part of the responsibility of the Governance Committee and is undertaken annually.

Board Composition

Much of the discussion in the TSX Report focuses on the composition of the Board of Directors of the Corporation and, in particular, on the number of "unrelated directors" on the Board. In the TSX Report, an "unrelated director" is a director who is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with that director's ability to act with a view to the best interests of the Corporation, other than an interest arising from shareholding. The TSX Report also focuses on the importance of having an appropriate portion of Board members who are free from any interest or relationship with a "significant shareholder" of the Corporation (*i.e.* a shareholder controlling more than 50% of the voting securities).

In considering their qualifications as unrelated directors, the Board took into account relationships certain of the unrelated directors have or have had with the Corporation. The Corporation is currently a party to a consulting agreement with Mr. Gordon. Mr. Karp is Chairman and Chief Executive Officer of Cineplex Odeon Corporation and Mr. Jacob is Chief Executive Officer of Galaxy Cinemas, both of which are principal exhibitors of the Corporation's theatrical releases in Canada. Mr. Kassie is Chief Executive Officer of CIBC World Markets, which has provided investment banking services in the past to the Corporation. Mr. Reiter is a partner in a law firm which provides advice to the Corporation. The Board of Directors does not believe that the relationship of any of these individuals with the Corporation should reasonably be perceived to materially interfere with that director's ability to act in the best interest of the Corporation.

The Board of Directors is composed of ten directors. The Board believes that nine directors — Messrs. DesRoches, Gordon, Griffiths, Jacob, Karp, Kassie, Reiter, Sobey and Ms. Northey — are "unrelated directors" and that one director — Mr. MacMillan — is a "related director" within the meaning of the TSX Report. Accordingly, the Board of Directors is constituted with a majority of individuals who qualify as unrelated directors within the meaning of the TSX Report.

Under the rules of the NASDAQ on which the Corporation's Class B Shares are listed, the Audit Committee of the Board of Directors of the Corporation must be constituted with a majority of independent directors. A director will not be considered "independent" if, among other things, he or she has:

(a) been employed by the Corporation or its affiliates in the current or past three years;

(b) accepted any compensation from the Corporation or its affiliates in excess of US$60,000 during the previous fiscal year (except for board service, retirement plan benefits, or non-discretionary compensation);

(c) an immediate family member who is, or has been in the past three years, employed by the Corporation or its affiliates as an executive officer;

(d) been a partner, controlling shareholder or an executive officer of any for-profit business organization to which the Corporation made, or from which it received, payments (other than those which arise solely from investments in the Corporation's securities) that exceed 5% of the Corporation's or business organization's consolidated gross revenues for that year, or US$200,000, whichever is more, in any of the past three years; or

(e) been employed as an executive of another entity where any of the Corporation's executives serve on that entity's compensation committee.

The Board of Directors of the Corporation believes that, applying the NASDAQ rules, all of the members of the Audit Committee are independent directors.

The size and composition of the Board have been driven by a desire to ensure that the Corporation has an appropriate complement of skills, knowledge, experience and know-how required for the effective management of the Corporation, and for ensuring long-term growth and value for shareholders. Mr. MacMillan is a "related" director, as he is a member of management. The fact that Mr. MacMillan, is a significant shareholder of the Corporation, means that his economic interest is affected by the value of his shares and, accordingly, his interest is closely aligned with the interests of other shareholders. The "unrelated" directors provide independence and bring to the Board a variety of substantial experience and skill sets that complement those of the "related" director. The unrelated directors have adopted a standing practice of meeting as an independent group in the absence of management at the end of each formal meeting of the Board.

Proportionate Representation of Minority Shareholders

The Board believes that the membership of the Board of Directors fairly reflects the interests of the Corporation's minority shareholders.

Board Training and Performance

The Board has an informal orientation and education program in place for new directors which the Board feels is adequate having regard to the current makeup of the Board. All of the Board members, with a few exceptions, have significant experience as directors of other public companies and Mr. MacMillan has been a principal of the Corporation or Atlantis, since their inception.

In addition to informal discussions with senior management with respect to the business and operations of the Corporation, a new director receives a Board Manual containing a record of historical public information of the Corporation, together with the terms of reference for the Board and key committees and other relevant corporate and business information. Presentations are made periodically by senior management to the Board of Directors on the main areas of the Corporation's business, and arrangements are made from time to time for the Board to view the Corporation's various facilities.

The Board, led by the Chairman and with the assistance of the Governance Committee, is continuing the process of developing an appropriate formal process of assessing the effectiveness of individual directors and of the Board as a whole. During the last year, the focus was on reducing the size and creating a more cohesive Board. During the next year, the Governance Committee will focus on establishing a framework for evaluating the performance of individual directors.

Independence from Management

Mr. MacMillan is Chairman of the Board and Chief Executive Officer of the Corporation. In the view of the Board of Directors, the fact that Mr. MacMillan occupies both of these offices does not impair the ability of the Board of Directors to monitor the performance of management. The Board has not moved to appoint a Chair of the Board who is other than the Chief Executive Officer for numerous reasons. The Corporation's business, the constitution and makeup of the Board and the personality, background and central role of the incumbent Chief Executive Officer (as the principal public face of the Corporation) make it appropriate that the Chief Executive Officer chair the Board. In the context of this Corporation, the Board at this point believes that the role of the Chairman in setting the Board agenda and ensuring that adequate and proper information is made available to the Board, a critical element for effective corporate governance, is best filled by one who has intimate knowledge of the Corporation, its operations and the industry within which this Corporation operates. The Board's experience is that the Chairman is open to suggestions from any Board member with respect to agenda items.

The Board regularly reviews the quantity and quality of information provided to it and, from time to time, requests changes. The skill sets and experience of the unrelated, independent directors on the Board, have enabled open and meaningful discussions with the Corporation's management. The Board is very much a working Board — with most non-management members serving on committees that are active and involved. The Board has open access to information relating to the operations of the Corporation and open access to management, with the full support of the Chairman. In addition, committees of the Board may engage independent advisors, with the approval of the chair of the relevant committee, to assist them in their work.

Audit Committee

The Audit Committee is responsible for reviewing the Corporation's financial reporting procedures, internal controls and the performance of the Corporation's external auditors. The committee is also responsible for reviewing the quarterly and annual financial statements of the Corporation prior to their approval by the full Board of Directors. The Audit Committee has direct communication channels with the external auditors and has, on occasion, met with them in the absence of management. The Audit Committee also assesses with the auditors the Corporation's amortization policies as they relate to investment in films and television programming, with a view to ensuring the prudent amortization of the Corporation's films and television assets in accordance with industry standards. The Board of Directors of the Corporation has adopted formal terms of reference for the Audit Committee in accordance with both The Toronto Stock Exchange and NASDAQ requirements. In addition, By-Law No. 8, as proposed at the Meeting, conforms to the NASDAQ requirement that audit committees of U.S.-based listed companies be composed of at least three directors and that all members be "independent" as defined under the NASDAQ rules. All members must be able to read and understand fundamental financial statements, including a company's balance sheet, income statement, and cash flow statement. At least one member must have past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background, including a current or past position as a chief executive or financial officer or other senior officer with financial oversight responsibilities. While not mandatory for non-U.S. issuers listed on NASDAQ, the Corporation believes it is in full compliance with the NASDAQ audit committee rules.

The Audit Committee of the Corporation met five times formally in fiscal 2002, during which time its members were Donald R. Sobey (Chair), Ellis Jacob, Anthony F. Griffiths and David J. Kassie.

Human Resources and Corporate Governance Committee

The Governance Committee is responsible for the Corporation's response to the TSX Report and for monitoring and assessing the corporate governance system in place in the Corporation, the effectiveness of the Board, its size and composition, its committees, and identifying the characteristics required in new Board members and particular individuals who possess these characteristics. This committee also reviews, on an annual basis, the compensation and benefits paid to the directors, approves an appropriate orientation and education program for new Board members, and is responsible for management and Board succession planning. In addition, the Governance Committee is responsible for reviewing and making recommendations to the Board of Directors on such matters as recruitment, compensation and termination of senior management, the administration of the Corporation's Share Compensation Plan, Directors' and Officers' Alternate Compensation Plan, and Deferred Share Unit Plan. By-Law No. 8, as proposed, requires that the Governance Committee be composed of at least three directors, all of whom are independent.

The Human Resources and Governance Committee of the Corporation met four times formally during fiscal 2002, and its members were Barry J. Reiter (Chair), Pierre DesRoches, Harold P. Gordon and Allen Karp.

Executive Committee

The Executive Committee was created to address issues arising from the relatively large size of the Board in prior years and the frequent need to move quickly on matters of importance to the Corporation. The Executive Committee acts during the intervals between Board meetings and acts, subject to the restraints imposed by the legislation governing the Corporation, the Corporation's articles and by-laws and the common law, as a surrogate for the full Board in all cases in which specific instructions have not been provided by the Board. The Executive Committee also conducts an initial review of the Corporation's annual budget and strategic plan. Any action taken by the Executive Committee is reported to the Board at its next meeting.

The Executive Committee must advise the Chief Executive Officer, within 140 days of each fiscal year end, that it is necessary or advisable that the Corporation be Canadian-controlled. If the Executive Committee should not so advise, the Class B Shares of the Corporation are to be automatically converted into Class A Shares.

The Executive Committee of the Corporation met three times during fiscal 2002, during which time its members were Michael I.M. MacMillan (Chair), Anthony F. Griffiths Harold P. Gordon, Allen Karp, and Barry J. Reiter.

Decisions Requiring Board Approval

At present, in addition to those matters which must, by law, be approved by the Board, management seeks Board (or appropriate committee) approval for any transaction which is out of the ordinary course of business or could be considered to be "material" to the business of the Corporation. As a matter of practice, all significant decisions affecting the Corporation and its subsidiaries are approved by the Board of Directors (or the appropriate committee) prior to their implementation.

Expectations from Management

The Board's relationship with management is an open and productive one. Management uses its Board effectively and frequently seeks the advice of its outside Board members with respect to various aspects of its business. The resources available to the Corporation by virtue of the skill sets represented on the Board have enabled management to obtain relevant feedback on a broad variety of matters and, as a result, management input and direction prior to formulating its recommendations. In addition to being responsive to requests for advice, the Board has also, on occasion, taken the initiative to introduce potential opportunities for consideration by management.

The Board expects the Corporation's management to:

(a) review, on an ongoing basis, the Corporation's strategies and their implementation in all key areas of the Corporation's activities, in light of evolving and changing market conditions and government regulations;

(b) conduct a comprehensive annual budgeting process and monitor the Corporation's financial performance against the annual budget approved by the Board;

(c) take the initiative in identifying opportunities and risks affecting the Corporation's business and finding means of dealing with these opportunities and risks for the benefit of the Corporation; and

(d) report in a comprehensive, accurate and timely fashion on the business and affairs of the Corporation generally and on any specific matters that it considers of significant material consequence to the Corporation and its shareholders.

The Board is confident that the Corporation's management is responsive to these expectations.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation has purchased liability insurance for the directors and officers of the Corporation. The aggregate premium for such insurance for the one year period from July 1, 2002 to July 1, 2003 is US$327,700, no part of which is payable by the directors or officers of the Corporation. The annual insurance coverage under the policies is limited to US$75,000,000 per policy year. There is a US$2,000,000 deductible provision for U.S. securities claims and a U.S.$500,000 deductible provision for all other claims made by the Corporation, but no such provision for claims made by any director or officer.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

To the knowledge of the Corporation, other than as disclosed elsewhere in this Circular, no director or officer of the Corporation, any subsidiary or any insider, any nominee director, any shareholder owning more than ten percent of the voting shares of the Corporation, or any associate or affiliate of any of the foregoing has had any interest in any transaction since the commencement of the Corporation's last financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

SHAREHOLDER PROPOSALS FOR NEXT YEAR'S ANNUAL MEETING

The CBCA permits certain eligible shareholders of the Corporation to submit shareholder proposals to the Corporation, which proposals may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which the Corporation must receive shareholder proposals for the annual meeting of shareholders of the Corporation to be held in 2003 is May 16, 2003.

DIRECTORS' APPROVAL

The contents of this Circular and its sending to shareholders of the Corporation have been approved by the directors of the Corporation.

By Order of the Board of Directors



PAUL LABERGE
Senior Vice President, Corporate Development,
General Counsel and Corporate Secretary

Toronto, Ontario
August 15, 2002

SCHEDULE "A"

SHAREHOLDERS' RESOLUTION FOR CONFIRMATION OF BY-LAW NO. 8

RESOLVED THAT:

By-Law Nos. 6 and 7 of Alliance Atlantis Communications Inc. (the "Corporation") are hereby repealed and the adoption of By-Law No. 8 of the Corporation, approved by the Board of Directors on July 30, 2002, be and it is hereby confirmed.

APPENDIX I

BY-LAW NO. 8
of
ALLIANCE ATLANTIS COMMUNICATIONS INC.
(the "Corporation")

1. REGISTERED OFFICE

1.1. The registered office of the Corporation shall be in the province or territory of Canada specified in the articles of the Corporation and at such location in that province or territory as the directors may from time to time determine.

2. CORPORATE SEAL

2.1. Until changed by the directors the corporate seal of the Corporation shall be in the form impressed in the margin hereof

3. DIRECTORS

3.1. **Number and Quorum.** The number of directors shall be determined by the directors but shall be not fewer than the minimum and not more than the maximum provided in the articles. At least two directors shall not be officers or employees of the Corporation or of any of its affiliates. Five directors or such greater or lesser number as the directors may from time to time determine shall constitute a quorum for the transaction of business at any meeting of directors.

3.2. **Canadian Residents Required at Meetings.** The directors shall not transact business at a meeting other than filling a vacancy in the board unless not less than that percentage of the resident Canadian directors required by the *Canada Business Corporations Act* (the "Act") or any other legislation governing the business and affairs of the Corporation including the rules, policies and regulations of the Canadian Radio-television and Telecommunications Commission ("CRTC"), from time to time, (the "required number") are present. Notwithstanding the foregoing, the directors may transact business at a meeting if one or more resident Canadian directors who are unable to be present approve in writing or by telephonic, electronic or other communication facility the business transacted at the meeting and the required number of resident Canadians would have been present had such director or directors been present at the meeting.

3.3. **Qualification.** No person shall be qualified to be a director if that person is less than eighteen years of age, is of unsound mind and has been so found by a court in Canada or elsewhere, or has the status of a bankrupt. That number of directors required by the Act or any other legislation governing the business and affairs of the Corporation, including the rules, policies and regulations of the CRTC, shall be resident Canadians.

3.4. **Election and Term of Office.** The directors shall be elected at each annual meeting of shareholders of the Corporation and each director shall hold office until the close of the first annual meeting following the director's election; provided that if an election of directors is not held at an annual meeting of shareholders, the directors then in office shall continue in office until their successors are elected. Retiring directors are eligible for re-election.

3.5. **Vacation of Office.** A director ceases to hold office if the director dies, is removed from office by the shareholders, ceases to be qualified for election as a director or resigns by a written resignation received by the Corporation. A written resignation of a director becomes effective at the time it is received by the Corporation, or at the time specified in the resignation, whichever is later.

3.6. **Removal of Directors.** The shareholders may by ordinary resolution at a special meeting of shareholders remove any director or directors from office provided that where the holders of any class or series of shares have an exclusive right to elect one or more directors, a director so elected may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series. A vacancy created by the removal of a director may be filled at the meeting of the shareholders at which the director is removed.

3.7. **Vacancies.** Subject to the Act and the articles, a quorum of directors may fill a vacancy among the directors. A director appointed or elected to fill a vacancy holds office for the unexpired term of the director's predecessor.

3.8. **Action by Directors.** The directors shall manage, or supervise the management of, the business and affairs of the Corporation. Subject to sections 3.8. and 3.9, the powers of the directors may be exercised at a meeting at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the directors. Where there is a vacancy in the board of directors the remaining directors may exercise all the powers of the board so long as a quorum remains in office.

3.9. **Meeting by Telephonic or Electronic Facility.** If all the directors of the Corporation consent, a meeting of directors or of a committee of directors may be held by means of a telephonic, electronic or other communication facility that permits all persons participating in the meeting to communicate adequately with each other, and a director participating in a meeting by such means is deemed to be present at that meeting.

3.10. **Place of Meetings.** Meetings of directors may be held at any place within or outside of Canada.

3.11. **Calling of Meetings.** Meetings of the directors shall be held at such time and place as the Chairman of the Board, the Chief Executive Officer, an Executive Vice-President (if such Executive Vice-President is a director) or any two directors may determine.

3.12. **Notice of Meeting.** Notice of the time and place of each meeting of directors shall be given to each director not less than 48 hours before the time of the meeting and, subject to the Act, need not specify the purpose of the business to be transacted at the meeting. Meetings of the directors may be held at any time without notice if all the directors have waived or are deemed to have waived notice. The notice of a meeting of directors shall specify any of the following matters that are to be dealt with at the meeting:

3.12.1. the submission to the shareholders of any question or matter requiring the approval of the shareholders;

3.12.2. the filling of a vacancy among the directors or in the office of auditor, or the appointing of additional directors;

3.12.3. the issue of securities of the Corporation;

3.12.4. the declaration of a dividend or dividends on shares of the Corporation;

3.12.5. the purchase, redemption or other acquisition of shares of the Corporation;

3.12.6. the payment of a commission for purchase of shares of the Corporation;

3.12.7. the approval of a management proxy circular;

3.12.8. the approval of a take-over bid circular or directors' circular;

3.12.9. the approval of the annual financial statements of the Corporation; or

3.12.10. the adoption, amendment or repeal of any by-law or by-laws.

3.13. **First Meeting of New Board.** No notice shall be necessary for the first meeting of newly-elected directors held immediately following their election at a meeting of shareholders.

3.14. **Adjourned Meeting.** Notice of an adjourned meeting of directors is not required if the time and place of the adjourned meeting is announced at the original meeting.

3.15. **Regular Meetings.** The directors may appoint a day or days in any month or months for regular meetings and shall designate the place and time at which such meetings are to be held. A copy of any resolution of directors fixing the place and time of regular meetings of the board shall be sent to each director forthwith after being passed, and no other notice shall be required for any such regular meeting.

3.16. **Chair.** The Chairman of the Board, or, in the Chairman's absence, the Chief Executive Officer if a director, or in the Chief Executive Officer's absence, a director chosen by the directors at the meeting shall be the chair of any meeting of directors.

3.17. **Voting at Meetings.** Questions arising at any meeting of directors shall be decided by a majority of votes. In the case of an equality of votes, the chair of the meeting, in addition to the chair's original vote, shall have a second or casting vote.

3.18. **Conflict of Interest.** A director or officer who is a party to, or who is a director or officer or is acting in a similar capacity of, or has a material interest in, a party to a material contract or material transaction, whether entered into or proposed, with the Corporation shall disclose the nature and extent of the director's or officer's interest at the time and in the manner provided by the Act.

3.19. **Remuneration and Expenses.** The directors shall be paid such remuneration as the directors may from time to time by resolution determine. The directors shall also be entitled to be paid their travelling and other expenses properly incurred by them in going to, attending and returning from meetings of directors or committees of directors. A director or officer of the Corporation may be employed by or perform services for the Corporation otherwise than as a director or officer, and may be a member of a firm or a shareholder, director or officer of a body corporate which is employed by or performs services for the Corporation, and such a director, officer, firm or body corporate may receive proper remuneration for this employment or services.

3.20. **Auditor.** The auditor of the Corporation shall be entitled to attend and be heard at meetings of the board on matters relating to the duties of the auditor.

4. COMMITTEES

4.1. **Committees of Directors.** The directors may appoint from among their number one or more committees of directors and delegate to them any of the powers of the directors except those which under the Act a committee of directors has no authority to exercise.

4.2. **Audit Committee.** The directors shall appoint from among their number an audit committee composed of not fewer than three directors, all of whom are not officers or employees of the Corporation or any affiliate of the Corporation. The audit committee shall review the financial statements of the Corporation and shall report thereon to the directors of the Corporation before such financial statements are approved by the directors. The auditor of the Corporation is entitled to receive notice of every meeting of the audit committee and, at the expense of the Corporation, to attend and be heard thereat; and, if so requested by a member of the audit committee, shall attend every meeting of the committee held during the term of office of the auditor. The auditor of the Corporation or any member of the audit committee may call a meeting of the committee.

4.3. **Human Resources and Corporate Governance Committee.** The directors shall appoint from among their number a human resources and corporate governance committee composed of not fewer than three directors, all of whom are not officers or employees of the Corporation or any affiliate of the Corporation.

4.4. **Transaction of Business.** Subject to section 3.9, the powers of a committee appointed by the directors may be exercised at a meeting at which a quorum is present or by resolution in writing signed by all members of the committee entitled to vote on that resolution at a meeting of the committee. Meetings of a committee may be held at any place in or outside Canada.

4.5. **Procedure.** Unless otherwise determined by the directors each committee shall have power to fix its quorum and to regulate its procedure.

5. OFFICERS

5.1. **General.** The directors may from time to time appoint a Chairman of the Board, a Chief Executive Officer, a President, one or more Executive Vice-Presidents, Senior Vice-Presidents, Vice-Presidents, a Corporate Secretary, a Chief Financial Officer and such other officers as the directors may determine, including one or more assistants to any of the officers so appointed. The officers so appointed may but need not be members of the board of directors except as provided in sections 5.3 and 5.4. Any two or more of the aforesaid offices may be held by the same person.

5.2. **Term of Office.** Any officer may be removed by the directors at any time but such removal shall not affect the rights of that officer under any contract of employment with the Corporation. Otherwise, each officer shall hold office until the officer's successor is appointed.

5.3. **The Chairman of the Board.** The Chairman of the Board, if any, shall be appointed from among the directors and shall, when present, be chair of meetings of shareholders and directors and shall have such other powers and duties as the directors may determine.

5.4. **The Chief Executive Officer.** Unless the directors otherwise determine, the Chief Executive Officer of the Corporation shall have general supervision of its business and affairs and, in the absence of the Chairman of the Board, shall be chair at meetings of shareholders and directors when present.

5.5. **President.** A President shall have such powers and duties as the directors or the Chief Executive Officer may determine.

5.6. **Executive Vice-President, Senior Vice-President, Vice-President.** Each of an Executive Vice-President, Senior Vice-President and Vice-President shall have such powers and duties as the directors or the Chief Executive Officer may determine.

5.7. **Corporate Secretary.** The Corporate Secretary shall give, or cause to be given, all notices required to be given to shareholders, directors, auditors and members of committees; shall attend and be secretary of all meetings of shareholders, directors and committees appointed by the directors and shall enter or cause to be entered in books kept for that purpose minutes of all proceedings at such meetings; shall be the custodian of the corporate seal of the Corporation and of all records, books, documents and other instruments belonging to the Corporation; and shall have such other powers and duties as the directors or the Chief Executive Officer may determine.

5.8. **Chief Financial Officer.** The Chief Financial Officer shall keep proper books of account and accounting records with respect to all financial and other transactions of the Corporation; shall be responsible for the deposit of money, the safe-keeping of securities and the disbursement of the funds of the Corporation; shall render to the directors when required an account of all the Chief Financial Officer's transactions and of the financial position of the Corporation; and the Chief Financial Officer shall have such other powers and duties as the directors or the Chief Executive Officer may determine.

5.9. **Other Officers.** The powers and duties of all other officers shall be such as the directors or the Chief Executive Officer may determine. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the directors or the Chief Executive Officer otherwise direct.

5.10. **Variation of Duties.** The directors may, from time to time, vary, add to or limit the powers and duties of any officer.

5.11. **Conflict of Interest.** An officer shall disclose the officer's interest in any material contract or material transaction, whether entered into or proposed, in accordance with section 3.18.

5.12. **Agents and Attorneys.** The directors shall have power from time to time to appoint agents or attorneys for the Corporation within or outside Canada with such powers (including the power to sub-delegate) of management, administration or otherwise as the directors may specify.

6. PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

6.1. **Indemnification of Directors and Officers.** The Corporation shall indemnify a director or officer, a former director or officer or a person who acts or acted at the Corporation's request as a director or officer, or in a similar capacity of another entity, and the heirs and legal representatives of such a person to the extent permitted by the Act.

6.2. **Insurance.** The Corporation may purchase and maintain insurance for the benefit of any person referred to in section 6.1 to the extent permitted by the Act.

7. MEETINGS OF SHAREHOLDERS

7.1. **Annual Meetings.** Subject to the Act and any legislation or other policies governing the business and affairs of the Corporation, the annual meeting of the shareholders shall be held at the registered office of the Corporation or at such other place within Canada as the directors may determine, or at any place outside Canada specified in the articles of the Corporation or agreed to by all the shareholders entitled to vote at that meeting, at such time in each year as the directors may determine, for the purpose of receiving the reports and statements required to be placed before the shareholders at an annual meeting, electing directors, appointing an auditor or auditors, and for the transaction of such other business as may properly be brought before the meeting.

7.2. **Other Meetings.** The directors shall have power at any time to call a special meeting of shareholders to be held at such place within Canada as the directors may determine, or at any place outside Canada specified in the articles of the Corporation or agreed to by all the shareholders entitled to vote at that meeting, at such time as may be determined by the board of directors.

7.3. **Notice of Meetings.** Notice of the time and place of a meeting of shareholders shall be given not less than 21 days nor more than 60 days before the meeting to each holder of shares carrying voting rights at the close of business on the record date for notice, to each director and to the auditor of the Corporation. Notice of a meeting of shareholders at which special business is to be transacted shall state the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall include the text of any special resolution to be submitted to the meeting. All business transacted at a special meeting of shareholders and all business transacted at an annual meeting of shareholders, except consideration of the financial statements, auditor's report, election of directors and reappointment of the incumbent auditor, shall be deemed to be special business.

7.4. **Record Date for Notice.** For the purpose of determining shareholders entitled to receive notice of a meeting of shareholders, the directors may fix in advance a date as the record date for such determination of shareholders, but the record date shall not precede by more than 60 days or by less than 21 days the date on which the meeting is to be held. Where no record date is fixed, the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders shall be at the close of business on the day immediately preceding the day on which the notice is given, or, if no notice is given, shall be the day on which the meeting is held. If a record date is fixed, unless notice of the record date is waived in writing by every holder of a share of the class or series affected whose name is set out in the securities register at the close of business on the day the directors fix the record date, notice thereof shall be given, not less than seven days before the date so fixed, by advertisement in a newspaper published or distributed in the place where the Corporation has its registered office and in each place in Canada where it has a transfer agent or where a transfer of its shares may be recorded and by written notice to each stock exchange in Canada on which the shares of the Corporation are listed for trading.

7.5. **Record Date for Voting.** For the purpose of determining shareholders entitled to vote at a meeting of shareholders, the directors may fix in advance a date as the record date for such determination of shareholders, but the record date shall not precede by more than 60 days or by less than 21 days the date on which the meeting is to be held. If a record date is fixed, unless notice of the record date is waived in writing by every holder of a share of the class or series affected whose name is set out in the securities register at the close of business on the day the directors fix the record date, notice thereof shall be given, not less than seven days before the date so fixed, by advertisement in a newspaper published or distributed in the place where the Corporation has its registered office and in each place in Canada where it has a transfer agent or where a transfer of its shares may be recorded and by written notice to each stock exchange in Canada on which the shares of the Corporation are listed for trading.

7.6. **Persons Entitled to be Present.** The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors, the auditor and other persons who are entitled or required under any provision of the Act or the articles or by-laws of the Corporation to attend a meeting of shareholders of the Corporation. Any other person may be admitted only on the invitation of the chair of the meeting or with the consent of the meeting.

7.7. **Chair.** The Chairman of the Board, or in the Chairman's absence the Chief Executive Officer, or in the Chief Executive Officer's absence, a person chosen by a vote at the meeting shall be chair of meetings of shareholders.

7.8. **Scrutineers.** At each meeting of shareholders one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chair with the consent of the meeting.

7.9. **Quorum.** Two persons present in person, each being entitled to vote thereat, holding or representing by proxy not less than ten percent (10%) of the total number of the issued voting shares of the Corporation, shall constitute a quorum for the transaction of business at any meeting of shareholders.

7.10. **Right to Receive Notice.** The Corporation shall prepare or cause to be prepared a list of shareholders entitled to receive notice of a meeting, arranged in alphabetical order and showing the number of shares held by each shareholder, which list shall be prepared,

7.10.1. if a record date for notice is fixed under section 7.4, not later than ten days after that record date; and

7.10.2. if no record date for notice is fixed under section 7.4, on the record date for notice established under section 7.4.

A shareholder may examine the list of shareholders,

7.10.3. during usual business hours at the registered office of the Corporation or at the place where its central securities register is maintained; and

7.10.4. at the meeting of shareholders for which the list was prepared.

7.11. **Right to Vote.** The Corporation shall prepare or cause to be prepared a list of shareholders entitled to vote at a meeting, arranged in alphabetical order and showing the number of shares held by each shareholder, which list shall be prepared,

7.11.1. if a record date for voting is fixed under section 7.5, not later than ten days after that record date; and

7.11.2. if no record date for voting is fixed, not later than ten days after the record date for notice fixed under section 7.4 or, if no record date for notice was so fixed, then not later than the record date for notice established under section 7.4, and in both cases the list shall be prepared as of the record date for notice.

A shareholder whose name appears in the list prepared under this section 7.11 is entitled to vote the shares shown opposite that shareholder's name at the meeting to which the list relates.

7.12. **Joint Shareholders.** Where two or more persons hold shares jointly, one of those holders present at a meeting of shareholders may in the absence of the others vote the shares, but if two or more of those persons are present, in person or by proxy, they shall vote as one on the shares jointly held by them.

7.13. **Representatives.** Where a body corporate or association is a shareholder of the Corporation, the Corporation shall recognize any individual authorized by a resolution of the directors or governing body of the body corporate or association to represent it at meetings of shareholders of the Corporation. An individual so authorized may exercise on behalf of the body corporate or association the individual represents all the powers it could exercise if it were an individual shareholder.

7.14. **Executors and Others.** An executor, administrator, committee of a mentally incompetent person, guardian or trustee and, where a corporation is such executor, administrator, committee, guardian or trustee of a testator, intestate, mentally incompetent person, ward or cestui que trust, any duly appointed representative of such corporation, upon filing with the secretary of the meeting sufficient proof of the person's appointment, shall represent the shares in the person's or its hands at all meetings of shareholders of the Corporation and may vote accordingly as a shareholder in the same manner and to the same extent as the shareholder of record. If there be more than one executor, administrator, committee, guardian or trustee, the provisions of this by-law respecting joint shareholders shall apply.

7.15. **Proxyholders.** Every shareholder entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders, as the shareholder's nominee to attend and act at the meeting in the manner, to the extent and with the authority conferred by the proxy. A proxyholder or an alternative proxyholder has the same rights as the shareholder who appointed the proxyholder to speak at a meeting of shareholders in respect of any matter, to vote by way of ballot at the meeting and, except where a proxyholder or an alternative proxyholder has conflicting instructions from more than one shareholder, to vote at such meeting in respect of any matter by way of any show of hands. A proxy shall be executed by the shareholder or the shareholder's attorney authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized and shall be valid only at the meeting in respect of which it is given or any adjournment thereof. A proxy shall be in such form as may be prescribed from time to time by the directors or in such other form as the chair of the meeting may accept and as complies with all applicable laws and regulations.

7.16. **Time for Deposit of Proxies.** The directors may by resolution fix a time not exceeding forty-eight hours, excluding Saturdays and holidays, preceding any meeting or adjourned meeting of shareholders before which time proxies to be used at that meeting must be deposited with the Corporation or an agent thereof, and any period of time so fixed shall be specified in the notice calling the meeting.

7.17. **Votes to Govern.** Subject to the Act, the articles of the Corporation, and any legislation governing the business and affairs of the Corporation, at all meetings of shareholders every question shall be decided, either on a show of hands (or its functional equivalent) or by ballot, by a majority of the votes cast on the question. In case of an equality of votes, the chair of the meeting shall have a second or casting vote.

7.18. **Electronic Meetings and Voting.** If the directors or shareholders call a meeting of shareholders, the directors or shareholders, as the case may be, may determine that the meeting of shareholders shall be held entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, and any vote at that meeting of shareholders shall be held entirely by means of that communication facility. A meeting of shareholders may also be held at which some, but not all, persons entitled to attend may participate and vote by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if the Corporation makes one available. A person participating in a meeting by such means is deemed to be present at the meeting. Any vote at a meeting of shareholders may be also held entirely by means of a telephonic, electronic or other communication facility, if the Corporation makes one available, even if none of the persons entitled to attend otherwise participates in the meeting by means of a communication facility. For the purpose of voting, a communication facility that is made available by the Corporation must enable the votes to be gathered in a manner that permits their subsequent verification and permits the tallied votes to be presented to the Corporation without it being possible for the Corporation to identify how each shareholder or group of shareholders voted.

7.19. **Show of Hands.** Voting at a meeting of shareholders shall be by show of hands, or the functional equivalent of a show of hands by means of electronic, telephonic or other communication facility, except where a ballot is demanded by a shareholder or proxyholder entitled to vote at the meeting or where required by the chair. A ballot may be demanded either before or after any vote by show of hands, or its functional equivalent. Upon a show of hands, or its functional equivalent, every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands, or its functional equivalent, shall have been taken upon a question, unless a ballot thereon be required or demanded, an entry in the minutes of a meeting of shareholders to the effect that the chair declared a motion to be carried is admissible in evidence as *prima facie* proof of the fact without proof of the number or proportion of the votes recorded in favour of or against the motion. A demand for a ballot may be withdrawn at any time prior to taking of a poll on the ballot.

7.20. **Ballots.** If a ballot is demanded or required, the vote upon the question shall be taken in such manner as the chair of the meeting shall direct, or as provided by the electronic, telephonic or other communication facility through which votes may be cast. Each person present and entitled to vote at the meeting shall, unless the articles of the Corporation otherwise provide, be entitled to one vote for each share in respect of which that person is entitled to vote at the meeting.

7.21. **Adjournment.** The chair of any meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the same from time to time and from place to place. If a meeting of shareholders is adjourned for less than thirty days it is not necessary to give notice of the adjourned meeting other than by announcement at the earliest meeting that is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of thirty days or more, notice of the adjourned meeting shall be given as for an original meeting. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling such original meeting.

7.22. **Resolution in Lieu of Meeting.** A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of shareholders except where a written statement in respect thereof has been submitted by a director or where representations in writing are submitted by the auditor of the Corporation, in either case, in accordance with the Act.

8. SHARES

8.1. **Issue.** Subject to the Act, the articles of the Corporation, and any legislation governing the business and affairs of the Corporation, shares of the Corporation may be issued at such times and to such persons and for such consideration as the directors may determine, provided that no share may be issued until it is fully paid as provided in the Act.

8.2. **Commissions.** The directors may authorize the Corporation to pay a reasonable commission to any person in consideration of the person purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

8.3. **Share Certificate.** Every shareholder is entitled at the shareholder's option to a share certificate in respect of the shares held by the shareholder that complies with the Act or to a non-transferable written acknowledgement ("written acknowledgement") of the shareholder's right to obtain a share certificate from the Corporation in respect of the shares of the Corporation held by the shareholder, but the Corporation is not bound to issue more than one share certificate or written acknowledgement in respect of a share or shares held jointly by several persons and delivery of a share certificate or written acknowledgement to one of several joint holders is sufficient delivery to all. Written acknowledgements shall be in such form or forms as the directors shall from time to time by resolution determine. The Corporation may charge a fee in accordance with the Act for a share certificate issued in respect of a transfer. Subject to the provisions of the Act and to the requirements of any stock exchange on which shares of the Corporation may be listed, share certificates shall be in such form or forms as the directors shall from time to time approve. Unless otherwise determined by the directors, share certificates shall be signed by one of the Chairman of the Board or the Chief Executive Officer, and by one of the President, the Chief Financial Officer or the Corporate Secretary and need not be under the corporate seal and certificates for shares in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned on behalf of such transfer agent and/or registrar. Share certificates shall be signed manually, or signatures shall be printed or otherwise mechanically reproduced on the certificate, and shall include the signature of at least one director or officer of the Corporation or by or on behalf of a registrar, transfer agent or branch transfer agent of the Corporation. If a share certificate contains a printed or mechanically reproduced signature of a person, the Corporation may issue the share certificate, even though the person has ceased to be a director or an officer of the Corporation, and the share certificate is as valid as if the person were a director or an officer at the date of its issue.

8.4. **Transfer Agents and Registrars.** For each class of shares issued by it, the Corporation may appoint one or more agents to keep the securities register and the register of transfers and one or more branch registers. Such an agent may be designated as a transfer agent or registrar according to functions and one agent may be designated both transfer agent and registrar. The securities register, the register of transfers and the branch register or registers (the "registers") shall be kept at the registered office of the Corporation or at such other place inside or outside Canada designated by the directors. If the registers are kept outside Canada, the Corporation will make them available for inspection in compliance with the Act.

8.5. **Transfer of Shares.** Subject to the Act, no transfer of a share shall be registered except upon presentation of the certificate representing such share with an endorsement which complies with the Act, together with such reasonable assurance that the endorsement is genuine and effective as the directors may prescribe, upon payment of all applicable taxes and fees and upon compliance with the articles of the Corporation.

8.6. **Non-Recognition of Trust.** Subject to the Act, the Corporation may treat the registered holder of any share as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payment in respect of the share, and to exercise all the rights and powers of an owner of the share.

8.7. **Replacement of Share Certificates.** Where the owner of a share certificate claims that the share certificate has been lost, apparently destroyed or wrongfully taken, the Corporation shall issue or cause to be issued a new certificate in place of the original certificate if the owner (i) so requests before the Corporation has notice that the share certificate has been acquired by a *bona fide* purchaser; (ii) files with the Corporation an indemnity bond sufficient in the Corporation's opinion to protect the Corporation and any transfer agent, registrar or other agent of the Corporation from any loss that it or any of them may suffer by complying with the request to issue a new share certificate; and (iii) satisfies any other reasonable requirements imposed from time to time by the Corporation.

9. DIVIDENDS AND RIGHTS

9.1. **Declaration of Dividends.** Subject to the Act, the directors may from time to time declare dividends payable to the shareholders according to their respective rights and interest in the Corporation.

9.2. **Cheques.** A dividend payable in money shall be paid by cheque to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at the address of such holder in the Corporation's securities register, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all such joint holders and mailed to them at their address in the Corporation's securities register. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

9.3. **Non-Receipt of Cheques.** In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the directors may from time to time prescribe, whether generally or in any particular case.

9.4. **Record Date for Dividends and Rights.** The directors may fix in advance a date, preceding by not more than 60 days the date for payment of any dividend or the date for the issue of any warrant or other evidence of the right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities, and notice of any such record date shall be given not less than seven days before such record date in the manner provided by the Act. If no record date is so fixed, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the directors.

9.5. **Unclaimed Dividends.** Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

10. NOTICES

10.1. **General.** A notice or document required by the Act, the regulations thereunder, the articles or the by-laws of the Corporation to be sent to a shareholder or director of the Corporation may be sent by prepaid mail addressed to, or may be delivered personally to, the shareholder or director at the shareholder's or director's latest address as shown in the records of the Corporation. A notice or document if mailed to a shareholder or director of the Corporation shall be deemed to have been received at the time it would be delivered in the ordinary course of mail unless there are reasonable grounds for believing that the shareholder or director did not receive the notice or the document at that time or at all.

10.2. **Electronic Delivery.** Provided the addressee has consented in writing or electronically in accordance with the Act and the regulations thereunder, the Corporation may satisfy the requirement to send any notice or document referred to in section 10.1 by creating and providing an electronic document in compliance with the Act and the regulations under the Act. An electronic document is deemed to have been received when it enters the information system designated by the addressee or, if the document is posted on or made available through a generally accessible electronic source, when the addressee receives notice in writing of the availability and location of that electronic document, or, if such notice is sent electronically, when it enters the information system designated by the addressee.

10.3. **Undelivered Notices.** If the Corporation sends a notice or document to a shareholder in accordance with this section and the notice or document is returned on two consecutive occasions because the shareholder cannot be found, the Corporation is not required to send any further notices or documents to the shareholder until the shareholder informs the Corporation in writing of the shareholder's new address.

10.4. **Computation of Time.** In computing the time when a notice or document must be given or sent under any provision requiring a specified number of days' notice of any meeting or other event, the day on which the notice or document is given or sent shall be excluded and the day on which the meeting or other event occurs shall be included.

10.5. **Omission and Errors.** The accidental omission to give any notice or send any document to any shareholder, director or other person or the non-receipt of any notice or document by any shareholder, director or other person or any error in any notice or document not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded on such notice or document.

10.6. **Notice to Joint Shareholders.** All notices or documents with respect to any shares registered in more than one name may, if more than one address appears on the securities register of the Corporation in respect of such joint holding, be given to such joint shareholders at the first address so appearing, and all notices so given or documents so sent shall be sufficient notice to all the holders of such shares.

10.7. **Proof of Service.** A certificate of the Secretary or other duly authorized officer of the Corporation, or of any agent of the Corporation, as to facts in relation to the mailing or delivery or sending of any notice or document to any shareholder or director of the Corporation or to any other person or publication of any such notice or document, shall be conclusive evidence thereof and shall be binding on every shareholder or director or other person as the case may be.

10.8. **Signature to Notice.** The signature to any notice or document given by the Corporation, if not in electronic form, may be printed or otherwise mechanically reproduced thereon or partly printed or otherwise mechanically reproduced thereon.

10.9. **Waiver of Notice.** Notice may be waived or the time for the sending of a notice or document may be waived or abridged at any time with the consent in writing of the person entitled thereto. Attendance of any director at a meeting of the directors or of any shareholder at a meeting of shareholders is a waiver of notice of such meeting, except where the director or shareholder attends for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

11. BUSINESS OF THE CORPORATION

11.1. **Voting Shares and Securities in Other Corporations.** All of the shares or other securities carrying voting rights of any other body corporate or bodies corporate held from time to time by the Corporation may be voted at any and all meetings of holders of such securities of such other body corporate or bodies corporate in such manner and by such person or persons as the directors of the Corporation shall from time to time determine or failing such determination the proper signing officers of the Corporation may also from time to time execute and deliver for and on behalf of the Corporation instruments of proxy and arrange for the issue of voting certificates and other evidence of the right to vote in such names as they may determine.

11.2. **Bank Accounts, Cheques, Drafts and Notes.** The Corporation's bank accounts shall be kept in such chartered bank or banks, trust company or trust companies or other firm or corporation carrying on a banking business as the directors may by resolution from time to time determine. Cheques on bank accounts, drafts drawn or accepted by the Corporation, promissory notes given by it, acceptances, bills of exchange, orders for the payment of money and other instruments of a like nature may be made, signed, drawn, accepted or endorsed, as the case may be, by such officer or officers, person or persons as the directors may by resolution from time to time name for that purpose. Cheques, promissory notes, bills of exchange, orders for the payment of money and other negotiable paper may be endorsed for deposit to the credit of any one of the Corporation's bank accounts by such officer or officers, person or persons, as the directors may by resolution from time to time name for that purpose, or they may be endorsed for such deposit by means of a stamp bearing the Corporation's name.

11.3. **Execution of Instruments.** Subject to internal policies that may be enacted by the Board from time to time, any two persons, one of whom is a director and the other of whom is a director or officer of the Corporation shall have authority to sign in the name and on behalf of the Corporation all instruments in writing and any instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. Any director or officer shall have authority to sign in the name and on behalf of the Corporation any instrument which has a financial obligation of less than one hundred thousand dollars ($100,000) and any instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. Where one person holds more than one office, that person may sign any instruments on behalf of the Corporation in one or more capacities. The board of directors shall have power from time to time by resolution to appoint any other officer or officers or any person or persons on behalf of the Corporation either to sign instruments in writing generally or to sign specific instruments in writing. Any signing officer may affix the corporate seal to any instrument requiring the same. The term "instruments in writing" as used herein shall, without limiting the generality thereof, include contracts, documents, powers of attorney, deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property (real or personal, immovable or movable), agreements, tenders, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of shares, stocks, bonds, debentures or other securities, instruments of proxy and all paper writing.

11.4. **Fiscal Year.** Until changed by resolution of the directors the fiscal year of the Corporation shall terminate on the 31st day of March in each year.

12. INTERPRETATION

12.1. In this by-law, wherever the context requires or permits, the singular shall include the plural and the plural the singular; the word "person" shall include firms and corporations, and masculine gender shall include the feminine and neuter genders. Wherever reference is made to any determination or other action by the directors such shall mean determination or other action by or pursuant to a resolution passed at a meeting of the directors, or by or pursuant to a resolution consented to by all the directors as evidenced by their signatures thereto. Wherever reference is made to the "*Canada Business Corporations Act*" or the "Act", it shall mean the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44 and every other act or statute incorporated therewith or amending the same, or any act or statute substituted therefore. Unless the context otherwise requires, all words used in this by-law shall have the meanings given to such words in the Act.

ALLIANCE ATLANTIS

QUEBECOR MERRILL
CANADA INC
Printed In Canada

EXHIBIT B

ALLIANCE ATLANTIS

ALLIANCE ATLANTIS COMMUNICATIONS INC.
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting of the shareholders of Alliance Atlantis Communications Inc. (the "Corporation") will be held on Wednesday, the 25th day of September, 2002 at 10:00 a.m. at The Design Exchange, 234 Bay Street, Toronto, Ontario, Canada, for the following purposes:

1. to receive the financial statements of the Corporation for the fiscal year ended March 31, 2002 together with the report of the auditors thereon;
2. to elect directors for the ensuing year;
3. to appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;
4. to consider, and if deemed advisable, to pass an ordinary resolution (the "Resolution"), the full text of which is set forth in Schedule "A" to the accompanying management proxy circular, confirming By-Law No. 8 as the new general by-law of the Corporation and repealing By-Law Nos. 6 and 7; and
5. to transact such other business as may properly come before the meeting or any adjournment thereof.

DATED at Toronto, Ontario this 15th day of August, 2002.

By Order of the Board of Directors

PAUL LABERGE
Senior Vice-President, Corporate Development,
General Counsel and Corporate Secretary

If you are not able to be present at the meeting, please exercise your right to vote by signing and returning the enclosed form of proxy to Computershare Trust Company of Canada at 100 University Avenue, 11th Floor, Toronto, Ontario M5J 2Y1, Canada, not later than 5.00 p.m. on September 23, 2002 or, if the meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned meeting.

EXHIBIT C

ALLIANCE ATLANTIS COMMUNICATIONS INC.

PROXY FOR THE HOLDERS OF CLASS A VOTING SHARES

Annual and Special Meeting of the Shareholders of Alliance Atlantis Communications Inc. to be held on September 25, 2002

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF ALLIANCE ATLANTIS COMMUNICATIONS INC.

The undersigned shareholder of Alliance Atlantis Communications Inc. (the "Corporation") hereby appoints Michael I.M. MacMillan, Chairman and Chief Executive Officer or failing him, W. Judson Martin, Executive Vice-President and Chief Financial Officer, both being directors and officers of the Corporation, or instead of any of the foregoing ...., as proxy of the undersigned, to attend, vote and act for and on behalf of the undersigned **at the annual and special meeting of shareholders of the Corporation to be held on September 25, 2002 and at all adjournments thereof,** upon the following matters:

1. VOTE ☐ WITHHOLD VOTE ☐ or, if no specification is made, VOTE, in the election of directors;
2. VOTE ☐ WITHHOLD VOTE ☐ or, if no specification is made, VOTE, in the appointment of auditors and in authorizing the directors to fix the remuneration of the auditors;
3. VOTE FOR ☐ VOTE AGAINST ☐ or, if no specification is made, VOTE FOR a resolution approving By-Law No. 8 as the new general by-law of the Corporation and the repeal of By-Law Nos. 6 and 7; and
4. Such other business as may properly come before the meeting.

DATED: ______________________________, 2002.

Number of Class A voting shares ______________________________

Signature of Shareholder ______________________________

Name: ______________________________ (Please print clearly)

NOTES:

(1) **A shareholder has the right to appoint a person to represent him at the meeting other than the management representatives designated in this proxy.** Such right may be exercised by inserting in the space provided the name of the other person the shareholder wishes to appoint. Such other person need not be a shareholder.

(2) To be valid, this proxy must be signed and deposited with Computershare Trust Company Of Canada at 100 University Avenue, 11th Floor, Toronto, Ontario M5J 2Y1, Canada, not later than 5.00 p.m. on September 23, 2002 or, if the meeting is adjourned, 48 hours, (excluding Saturdays and holidays) before any adjourned meeting.

(3) If an individual, please sign exactly as your shares are registered. If the shareholder is a corporation, this proxy must be executed by a duly authorized officer or attorney of the shareholder and, if the corporation has a corporate seal, its corporate seal should be affixed.

If shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of the deceased or other shareholder, the shareholder's name must be printed in the space provided, the proxy must be signed by the legal representative with his name printed below his signature and evidence of authority to sign on behalf of the shareholder must be attached to this proxy.

In many cases, shares beneficially owned by a holder (a "Non-Registered Holder") are registered in the name of a securities dealer or broker or other intermediary, or a clearing agency. Non-Registered Holders should, in particular, review the sections entitled "SOLICITATION OF PROXIES — Non-Registered Holders" and "SOLICITATION OF PROXIES — Revocation" in the accompanying management proxy circular and carefully follow the instructions of their intermediaries.

All holders of shares should refer to the accompanying management proxy circular for further information regarding completion and use of this proxy and other information pertaining to the meeting.

(4) If two or more persons hold shares jointly, one of those holders present at a meeting of shareholders may, in the absence of the others, vote the shares, but if two or more of those persons who are present, in person or by proxy, vote, they shall vote as one on the shares jointly held by them.

(5) If this proxy is not dated in the space provided, it is deemed to bear the date on which it is mailed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16, 2002

ALLIANCE ATLANTIS COMMUNICATIONS INC.

Paul Laberge
Senior Vice-President Corporate Development and General Counsel